Filed by NYSE Group, Inc.
            Pursuant to Rule 425 under the  Securities  Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)
                                                          Date: January 19, 2006


On January 19, 2006, New York Stock Exchange, Inc. (the "NYSE") sent the following bulletin to the NYSE members:

                                     * * *

                          Special Membership Bulletin

               [Letterhead of the New York Stock Exchange, Inc.]


DATE:             JANUARY 19, 2006

TO:               ALL NYSE MEMBERS AND MEMBER ORGANIZATIONS

FROM:             JOHN A. THAIN

RE:               UPDATE

I want to update you on the status of our deal and several other matters. On January 12, 2006, our 19b-4, as well as Archipelago's 19b-4 regarding the merger, were published in the FEDERAL REGISTER. This starts a 21 day period for public comment which ends February 2. Following this 21 day period, and subject to any changes in response to comments or otherwise, the SEC will then vote whether to approve the 19b-4 filings. The Board has approved several changes that the SEC requested to strengthen the independence of the governance structure of NYSE Regulation. We expect the SEC will approve the 19b-4 filing shortly after the expiration of the comment period. The transaction would close promptly following SEC approval.

Several of you have asked about the timing and determination of the cash distribution. Both the $300,000 (or other cash amount for those who made either the cash or stock election) and the permitted dividend will be distributed contemporaneously with the deal's closing. The amount of the permitted dividend will be determined by the cash position of Archipelago and the NYSE on the "Determination Date". The "Determination Date" is currently December 31, 2005, although it can be changed by mutual consent. As of December 31, 2005, Archipelago expects to have the required $120MM. We currently expect the NYSE to have approximately $95MM of cash available for the permitted dividend as of December 31, 2005, making certain assumptions on some additional expenses, primarily the cost of the Higgins litigation. Within the constraints of the deal, our intention is to maximize the permitted dividend. Moving the "Determination Date" forward to include more recent results would result in less cash being available for the distribution because of the requirement that the 70/30 contribution ratio be maintained.

The new Board of Directors of NYSE Group will include the existing NYSE Directors plus Bill Ford, President of General Atlantic LLC, and Jim McNulty, former Chairman and CEO of the CME. We expect to add an additional Director from the previous Archipelago Board at a later time. The Nominating and Governance Committee of the Board will be chaired by Alice Rivlin, Senior Fellow, The Brookings Institution. There is no prohibition on NYX shareholders serving as Group Directors. There is no prohibition on prior Seatholders, who have not been affiliated with a member organization during the last three years, from being candidates for the Group Board. The Nominating and Governance Committee has developed a thorough process to match potential candidates with the needs of the Board. In addition to the NYSE Group Board, there will be an NYSE Market Board, an NYSE Regulation Board and an NYSE LLC Board (this entity holds the SRO license). We expect to nominate several current and former industry participants to all three Boards, including at least two members to each Board ("Fair Representation Candidates") who will be chosen solely from candidates who are recommended by a committee of Industry Representatives.

Finally, the timing of the secondary offering will be determined primarily by the SEC approval process, the availability of our year end financials and market conditions. We expect to have our financials available by mid February, allowing us to file an S-1 Registration Statement with the SEC. We hope the transaction will take place in the March / April timeframe. We are currently in the process of selecting underwriters for the transaction and will be in contact with you after the merger closes to give you more details on timing and structure.

As always, I hope this update is informative and I look forward to your continuing input.

IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER
In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.

NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS
Certain statements in this correspondence may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.